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                            June 6, 2024

       Kambiz Mahdi
       Chief Executive Officer
       Clean Energy Technologies, Inc.
       1340 Reynolds Avenue
       Unit 120
       Irvine, CA 92614

                                                        Re: Clean Energy
Technologies, Inc.
                                                            Annual Report on
Form 10-K
                                                            Filed April 17,
2024
                                                            Amendment No. 1 to
Annual Report on Form 10-K
                                                            Filed April 19,
2024
                                                            File No. 001-41654

       Dear Kambiz Mahdi:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Annual Report on Form 10-K filed April 17, 2024, as amended on April 19, 2024

       General

   1. Please revise your filing, as applicable, to provide specific and prominent disclosures about the legal and
operational risks associated with China-based companies. For additional guidance,
please see the Division of Corporation Finance's Sample Letter to
                                                        China-Based Companies
issued by the Staff in December 2021 and the Sample Letter to
                                                        Companies Regarding
China-Specific Disclosures issued by the Staff in July 2023. We note your related
disclosures in your amended registration statement on Form S-3 (File
                                                        No. 333-275127).
 Kambiz Mahdi
FirstName  LastNameKambiz    Mahdi
Clean Energy  Technologies, Inc.
Comapany
June 6, 2024NameClean Energy Technologies, Inc.
June 6,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 or Laura Nicholson at 202-551-3584
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Fang Liu